Exhibit 5.1

[Goodwin Procter LLP Letterhead]

October 9, 2009

Boston Properties Limited Partnership

800 Boylston Street, Suite 1900

Boston, Massachusetts 02199-8103

Ladies and Gentlemen:

This opinion is delivered in our capacity as counsel to Boston Properties Limited Partnership (the “Company”) in connection with the Company’s registration statement on Form S-3 (the “Registration Statement”) (File No. 333-155307-01) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) on November 12, 2008. Pursuant to the Registration Statement, the Company proposes to issue and sell $700 million aggregate principal amount of its 5.875% Senior Notes due 2019 (the “Notes”) in accordance with the terms set forth in the prospectus supplement dated October 6, 2009 (the “Prospectus Supplement”) to the prospectus filed as part of the Registration Statement.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the general partner of the Company.

We refer to the Indenture, dated as of December 13, 2002 (the “Base Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), as amended by the supplemental indenture (the “Supplemental Indenture”) that is to be entered into by the Company and the Trustee establishing the terms of the Notes under the Base Indenture, in a form consistent with that authorized by the Company, as the “Indenture.”

The opinions set forth below are limited to the law of the United States, New York and the Delaware Revised Uniform Limited Partnership Act (which includes applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the Delaware Revised Uniform Limited Partnership Act and the Delaware Constitution).

Based on the foregoing, we are of the opinion that, upon the execution and delivery of the Supplemental Indenture by each of the Company and the Trustee and the execution, authentication and issuance of the Notes in accordance with the terms of the Indenture, the Notes will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinions expressed above are subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity.

Boston Properties Limited Partnership

October 9, 2009

This opinion letter and the opinions it contains shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section as published in 53 Business Lawyer 831 (May 1998).

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated October 6, 2009, which is incorporated by reference into the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement and Prospectus Supplement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ GOODWIN PROCTER LLP

GOODWIN PROCTER LLP